MEMORANDUM

TO.	Division of Corporation Finance, Securities and Exchange Commission

FROM.	Texas Petrochemicals Inc.

DATE.	February 3, 2009

RE.	Registration Statement on Form 10
Response to SEC Staff Comments dated January 15, 2009

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated January 15, 2009 regarding the Registration Statement on Form 10-12G (File No. 000-53534) (the "Registration Statement") of Texas Petrochemicals Inc. Where applicable, our responses indicate the additions or revisions we included in Amendment No. 1 to the Registration Statement ("Amendment No. 1") that we are filing today via EDGAR. For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in bold text.

We respectfully request that the Staff review Amendment No. 1 and our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

Item 1. Business

General

1.
We note your risk factor disclosure on page 11 concerning the seasonality of your C4 Processing business. Please tell us why you have not addressed the seasonality of this business in the "Business" section of the registration statement. Please see Item 101(c)(1)(v) of Regulation S-K.

Response: We have added a seasonality discussion relating to our C4 Processing business in response to the comment.

2.	We note the disclosure in this section that you have "protected margins." Please explain in greater detail what you mean by this disclosure and the basis for it.

Response: Our protected margins result from the formula-based pricing in many of our supply and sales contracts.  We have provided more detail regarding formula-based pricing in a standalone section in the “Business” section of the Registration Statement.  In this disclosure, we have provided a detailed explanation of “insulated margins,” and have revised each reference to “protected margins” in the Registration Statement to refer to insulated margins.

Our Business Strategy

3.
Please revise the bulleted paragraph about your strategy to grow your high margin HR-PIB business to explain what you mean by "high margin." In this regard, you may wish to provide comparative quantitative data about your margins.

Response: While HR-PIB is our highest margin product, we have revised the bulleted paragraph to focus on the increasing demand for, and the potential for future growth of, the HR-PIB business.

Supplier Purchase Agreements

4.
We note the disclosure in the last paragraph. Please explain in greater detail the "force majeure declarations" and how they function. In addition, please explain the consequences of exercising these declarations. Finally, please disclose whether you continued to exercise the declarations in the first quarter of fiscal 2009 and whether you anticipate continuing to exercise the declarations during the remainder of fiscal 2009.

Response: We have revised the Registration Statement in response to the comment.

Patents and Licenses

5.
We note the disclosure regarding your research and development activities. Please tell us why you have not disclosed your research and development costs pursuant to Item 101 (c)(1)(xi) of Regulation S-K.

Response: We have revised the Registration Statement to add a “Research and Development” section in response to the comment.

Item 1A. Risk Factors

We have significant debt....

6.
Please update the disclosure in this risk factor and throughout your filing as of a date reasonably close to the date on which you amend your registration statement. See General Instruction C to Form 10.

Response: We have made updating revisions here and throughout the Registration Statement in response to the comment.

Item 2. Financial Information

Management’s Discussion and Analysis

Overview

7.
Please expand your discussion of recent economic events to provide specific details on how the crisis is impacting your business, including how both supply and demand for your businesses have been affected, quantified details on how your operations have been affected since September 30, discussion of recent order activity, commodities prices, the expected or possible impact of idling production units at your Houston and Port Neches facilities, management's expectations for the effect of butadiene demand on your operations, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how this will impact your ability to meet your principal payments and other contractual obligations. Discuss how these events could impact your current outstanding debt instruments and related covenant compliance, as well as your ability to obtain financing elsewhere.

Response: We have made revisions and provided additional disclosures to address the comment.

8.
Please consider adding a discussion of gross margin to clarify the reasons for fluctuations between periods and how the formula-based index pricing works. For example, we note revenue for the C4 processing segment in the first quarter was 15% greater than the first quarter of the prior year, while cost of goods sold was only 14% greater. The gross margin for the C4 processing segment decreased in fiscal year 2008, as revenue increased 13% while cost of sales increased 15%. It is not clear from the discussion on pages 23-26 what the reasons for these changes are and, how they relate to your formula-based index pricing, changes in raw materials, energy and other costs. In addition, while you mention the benefits of formula-based profit margins in several places throughout the filing, you do not provide an explanation of these sales arrangements in sufficient detail to allow an investor to understand their impact on your business. Also, it is not clear how the lower of cost or market charge is consistent with your disclosures regarding margin protection or whether future charges are expected or possible. Please provide a discussion of how the formula-based index pricing works. You state you have obtained these terms with "many" of your customers and suppliers, but the amount of revenue or margin earned under these contracts and the exact scope of protection is not clear. A broader discussion of your raw materials and energy costs and their relationship with your operating results may be useful in this context, including a sensitivity analysis of the impact of changes in the prices for oil and oil-related products and energy costs, for example, on your sales and margins.

Response: We have provided more detail regarding these types of contracts in response to the comment.  We believe this discussion explains why variation between increases and decreases in revenue and cost of goods sold can exist.  We also believe this discussion clarifies the lower-of-cost-or-market charge, and have included a reference back to our discussion on formula-based pricing.  As these types of contracts do not provide for fixed volumes and are affected not only by general market conditions but also by volatility in commodity indices, it is impossible to predict the degree of margin insulation these contracts will bring in the future.  For the same reasons, we cannot provide a sensitivity analysis or describe with any certainty how margin insulation will be affected.

General

9.
You disclose in your business section on page 3 that you are pursuing a number of initiatives, including new boilers at your Houston and Port Neches facility, a crude isobutylene facility and a deep water dock, which will reduce your operating cost and increase profitability. Please revise to discuss the nature of these initiatives, including when they began and when you anticipate completing them. Please revise MD&A to discuss the impact these initiatives have had on operations, including quantifying the costs incurred as well as any cost savings during each period. Finally, please revise your liquidity section to discuss any commitments you have made for these initiatives and how you plan to fund these commitments.

Response: We have revised the disclosure in the Business section to delete the discussion of these initiatives, all of which have now been completed.

Adjusted EBITDA

10:	We have the following comments regarding your presentation of Adjusted EBITDA:

•
Please tell us the specific reasons you believe the presentation of a performance measure eliminating stock based compensation and unrealized gains or losses on derivatives provides useful information to investors.

•	Please explain why you believe loss on sale of assets is a non-recurring item.

•	In addition to presenting Adjusted EBITDA as a performance measure, it appears you are also presenting it as a liquidity measure. Please clarify and explain the basis for excluding certain charges that appear to require cash settlement, such as reorganization expenses, debt conversion fees, and unrealized gains or losses on derivatives. Explain why you have not provided a reconciliation to cash flows from operations.

•
Your lenders "use a variation of Adjusted EBITDA" to assess compliance with debt covenants. Explain how your measure differs from the measure in your covenants. Tell us why you are presenting Adjusted EBITDA as a liquidity measure instead of the actual measure used in your covenants. Explain how your presentation provides useful information regarding your ability to service the debt without a discussion of the specifics of the financial covenants, including the amount or limit required for compliance with the covenant and related information.

•	Please provide disclosures regarding the limitations of Adjusted EBlTDA, addressing each adjustment from net income or cash flows from operations.

Please refer to Item 10(e) of Regulation S-K and Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: We have revised our Adjusted EBITDA disclosures to make them consistent with the usage in our debt facilities and to otherwise respond to the comment.

First Quarter of Fiscal 2009 versus First Quarter 2008

11.
Please revise to ensure that you have provided detailed information about the factors that contributed to overall increases in certain line items. For example, you disclose that SG&A decreased in the first quarter of 2009 compared to the same period in 2008 as a result of lower personnel costs. Tell us why these specific costs decreased. Explain whether the number of employees decreased and if so, the underlying reasons.

Response: We have revised our discussion of SG&A for the first quarter of 2009 compared to the same period in 2008 in response to the comment.  We have also made changes throughout the “Results of Operations” section to reflect our response to the comment.

12.
Depreciation and amortization increased due to the start-up of the new Baytown plant and the new isobutylene processing unit. Revise to discuss the status of the Baytown plant, including a discussion in MD&A regarding the costs incurred to start this plant, whether or not the plant is operational and if so, how its operations have contributed to the Company's operations as a whole.  Also ensure your liquidity section discusses and future costs required for this plant and if so, how you intend to fund these costs.

Response: We have revised our discussion of the Baytown plant under “We commenced operations at our Baytown facility in fiscal 2008” under “Recent Developments” in response to the comment.  The construction project was a capital expenditure and is fully reflected, along with other projects, in our capital expenditures reported in our fiscal 2008 statements of cash flows.  The contribution of the Baytown plant to our operations as a whole is reflected in the MD&A as part of the Performance Products segment discussion.  As we do not anticipate any further start-up or construction activities at this facility, we have not addressed this project in our liquidity section.

13.
Regarding the conviction of a former employee related to unauthorized freight payments, we note that you have recorded charges during each of the fiscal years presented. Please tell us and disclose, specifically what these charges are related to and whether or not these charges include legal fees associated with this case. Further disclose whether or not you anticipate further charges and if so please quantify these amounts.

Response: We have revised the discussion related to the unauthorized freight payments in response to the comment.

14.
With regard to your lower of cost or market adjustment recorded in the first quarter of fiscal 2009, tell us what inventory products this related to and how you calculated this adjustment. As discussed in our comment on discussion of gross margins, you state you have margin protection for some products, as some products are valued based on the movement in certain indices while other products are based on formulas tied to the price you sell the product for. Expand the discussion here to address how the lower of cost or market charges arose, given the margin protection in your contracts. Ensure the revised disclosure provides a comprehensive discussion about this charge, including the related products, the events and circumstances surrounding the determination that a charge was needed for these particular inventories and whether or not you anticipate further charges in future periods.

Response: Our discussion of the lower-of-cost-or-market adjustment has been revised in response to the comment.

Fiscal Year Ended June 30, 2008 versus fiscal year ended June 30, 2007

15.
Your results of operations discusses two or more factors that contributed to year over year changes in line items, however your discussion should quantify each of the factors. In this regard, you disclose that the operating expenses were impacted by higher plant maintenance and mechanical integrity cost, the cost of a major turnaround project at Port Neches and operating expenses of the Baytown plant. Further you discuss that SG&A was impacted by various items, however your discussion does not quantity the impact of these factors that contributed to the year over year changes. Refer to FRR No. 36 501.04 and revise discussion for all periods presented.

Response: We have made changes throughout the “Results of Operations” section to reflect our response to the comment.

16.
Your operating expenses increased by 5% primarily as a result of a major turnaround project completed at Port Neches in early 2008. We note that you have changed your accounting for turnaround costs from the direct expense method to the deferral method where costs are deferred and recognized on a straight-line basis until the next major turnaround. If you are recognizing costs on a straight-line basis, please explain why the cost of this particular major turnaround impacted the current period more significantly than pervious periods, specifically addressing the nature of the turnaround and quantifying the costs.

Response: Regarding accounting for turnarounds, we amortize the cost of major scheduled plant turnarounds over the period from when the turnaround is completed through the next scheduled turnaround date.  Port Neches turnaround expense was higher in fiscal 2008 due to a major turnaround completed in the first quarter, which was the first major turnaround completed at Port Neches since the acquisition in June 2006.  Amortization expense was recognized over the final three quarters of fiscal 2008.  Turnaround amortization at the Houston plant, however, was lower in fiscal 2008 as a major turnaround completed in the second quarter of fiscal 2006 was amortized over the remainder of fiscal 2006 and through part of fiscal 2007.  We have revised our MD&A discussion of operating expenses for the 2008 fiscal year compared to the 2007 fiscal year to clarify the impact of turnaround amortization.  We also note that we have added a critical accounting policy in MD&A regarding turnaround costs.

Liquidity and Capital Resources

17.
Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. The requirements for excess availability of credit and a fixed charge coverage ratio appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Include the calculation of the leverage ratio in connection with possible additional principal repayments under your term loan. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: We have made changes to this disclosure in response to the comment.  There are no other financial maintenance covenants contained in our debt agreements.

18.
We note that during the year ended June 30, 2008 and the quarter ending September 30, 2008, you had a significant changes in your accounts receivable balance and an increasing trend in your inventory balance. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the significant changes and the variances in the corresponding turnover ratios. Further explain how the fluctuations in your accounts receivable balance has impacted your borrowing base and how you have considered the increasing trend in your inventory balance when accessing the need for future lower of cost or market charges.

Response: We have provided additional disclosures in response to the comment.

19.
We note your customer concentration disclosures on page 6 that your top 5 customers comprised approximately 42% and 47% of your consolidated revenues for the year ended June 30, 2008 and 2007, respectively. Please provide a discussion within Liquidity and Capital Resources to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers. Refer to Financial Reporting Codification 501.03.a.

Response: We have revised our discussion in the “Liquidity and Capital Resources” section in response to the comment.

20.	Please disclose whether you are in compliance with the covenants and other restrictions in your loan facilities.

Response: We have revised our discussion in the “Liquidity and Capital Resources” section to address compliance with our debt covenants in response to the comment.

Contractual Obligations

21.
Please revise to include purchase commitments. In this regard, we note you have long-term purchase contracts for majority of your feedstock. Further ensure that you have quantified these contracts in your liquidity section and discuss how you plan to fund these purchase commitments. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K.

Response: Our purchase commitments under contract from our feedstock suppliers are not included in the table because these commitments do not specify all significant terms, as described Item 303(a)(5)(ii)(D) of Regulation S-K.  This is because the commitments generally fall in one of two categories:  (1) an obligation to purchase a percentage of volume of material produced by a particular supplier, which could vary depending on the volume of material actually produced by the supplier; or (2) an obligation to purchase a fixed volume of material priced according to certain commodity price indices which vary over time and cannot be estimated on a forward-looking basis.  We have added disclosures to this effect in response to the comment.

Critical Accounting Policies

22.
In future filings, please expand your discussion of critical accounting policies, specifically inventory costs and property, plant and equipment to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Also tell us how you determined that intangible assets, retirement benefits and plant turnaround costs are not critical accounting policies that require significant assumptions be made by management.

Response:  We have revised our discussions of our critical accounting policies and estimates related to inventory and property, plant & equipment in response to the comment.  We have added discussions of critical accounting policies with respect to turnaround costs and intangible assets.  With respect to retirement benefits, please see our response to Comment 38 below.

•
Please tell us and disclose in your critical accounting policy section for property, plant and equipment, whether you performed a SFAS 144 impairment test on your long-lived assets. Considering the materiality of your long lived assets, the impact of the variations in your oil and oil-related products prices and the recent economic downturn that has resulted in lower of cost or market charges, it seems that these factors may have triggered an impairment test under SFAS 144. If you have performed a test, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets and explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.

Response:  We have revised our discussions of our critical accounting policies and estimates related to property, plant & equipment in response to the comment.  Specifically as to the impact of the variation in oil and oil-related products prices, no impairment analysis was triggered because we believe that the impact of the current economic downturn on those prices is temporary.  Therefore, we do not consider the current economic downturn to be an indicator of non-recoverability of the carrying value of our long lived assets.

•	Please provide a critical accounting policy for your turnaround costs. This is a policy that because of certain assumptions regarding the cost and timing of scheduled maintenance events would significantly impact operations from one period to the next. Please ensure that your assumptions include the nature of the costs capitalized and amortization periods.

Response:  We have revised our discussions of our critical accounting policies and estimates to add a new disclosure related to plant turnaround costs in response to the comment.

•	Please disclose the assumptions surrounding the recoverability of your deferred tax assets.

Response:  We have revised our discussions of our critical accounting policies and estimates related to income tax assets and liabilities in response to the comment.

•
With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

Response:  The pension plan was established effective January 1, 2007 and applies only to union-represented employees at our Port Neches facility.  Due to its recent establishment and the insignificance of the benefit obligations and plan assets as of June 30, 2008, the impact of changes in plan assumptions would not be material to any of the periods presented.  As such, we did not modify the disclosure.

•
With regards to your intangible assets policy, please disclose how you determined that your technology license is an indefinite lived asset and how you assess your indefinite lived technology license for impairment.

Response:  We have revised our discussions of our critical accounting policies and estimates related to intangible assets in response to the comment.  We have also refined our disclosures related to intangible assets in our financial statements under Note 2 to the Consolidated Financial Statements.

Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov/rules/interp/33~8350.htm.

Item 6. Executive Compensation

Compensation Discussion and Analysis

The Role of the Compensation Consultant

23.
We note that your compensation committee targeted the 50th percentile in the survey data it examined as a reference point with respect to base salary, total cash and total direct compensation for your executive officers. As this practice appears to constitute benchmarking, please disclose the information required by Item 402(b)(2)(xiv) of Regulation S-K.

Response: We have provided additional detail on compensation data usage by our compensation committee and clarified the data’s usage as one of many items considered, rather than a controlling benchmark.

24.	We note the disclosure in the last sentence. Please discuss the recommendations and how you have implemented the recommendations.

Response: We have revised the registration statement in response to the Commission’s comments.

Base Salary

25.
Please expand your disclosure concerning the process your compensation committee used to set base salaries. In this regard we note your disclosure on page 43 that the committee uses survey data as a reference point and considers "prevailing market conditions and the individual's experience and background among other factors." You should disclose all of the material factors that the committee considers when it sets base salaries.

Response: We have revised the registration statement in response to the Commission’s comments.

Annual Incentive Awards

26.
Please expand your disclosure concerning the departmental and individual objectives used to determine annual incentive awards. For example, you may wish to address the character of the objectives, the extent to which they were quantifiable and the extent to which determining whether they were satisfied entailed a subjective determination. In this regard, we note for example, that some of the executive officers achieved 100% of their departmental and individual objectives while others achieved only 90%. You should clarify why these different results occurred.

Response: We have revised the registration statement in response to the Commission’s comments.

Summary Compensation Table

27.	Please add the footnote disclosure required by the instructions to Item 402(c)(2)(v) and (vi).

Response: We have added the footnote disclosure contemplated by the instructions to Item 402(c)(2)(v) and (vi).

Director Compensation

28.	Please add the footnote disclosure required by the instructions to Item 402(k)(2)(iii) and (iv).

Response: We have added the footnote disclosure contemplated by the instructions to Item 402(k)(2)(iii) and (iv).

Item 7. Certain Relationships

29.
Please tell us what consideration you have given to providing the disclosures required by Item 404(c) of Regulation S-K. In this regard we note your disclosure on pages 3 and 4 of the registration statement concerning your formation in 2004 and your acquisition of TP LP in connection with that company's bankruptcy proceeding.

Response: We do not consider our company to have had any promoters, as that term is defined in Rule 12b-2 and used in Regulation S-K Item 404(c).  Texas Petrochemicals Inc. was formed as a result of our bankruptcy reorganization efforts.  Our business was a going concern prior to this bankruptcy proceeding, dating back to 1968, and the legal entity that is Texas Petrochemicals Inc. was merely formed to facilitate the company’s reorganization and emergence from Chapter 11 bankruptcy proceedings.  As such, no person took initiative in founding and organizing our business or enterprise in connection with the bankruptcy proceeding.  Further, there was no person who received as consideration for services or property more than 10 percent of any class of securities in connection with the organizing of Texas Petrochemicals Inc.  The people or entities who received stock in connection with the reorganization plan either received the stock in consideration for an investment of cash or in exchange for forgiveness of unsecured debt, all pursuant to the Plan of Reorganization.

Item 8. Legal Proceedings

30.	Please disclose the amount of the monetary damages sought by the plaintiffs in the MTBE lawsuits. Please see Item 103 of Regulation S-K.

Response: We have revised the Registration Statement in response to the comments.

Item 9. Market Price

31.
Please tell us what consideration you have given to providing the disclosures required by Item 201(a)(2) of Regulation S-K. In this regard we note your disclosure on page 58 that the Pink Sheets market is extremely limited.

Response: We have revised the Registration Statement in response to the comments.  See specifically the discussion under “Sale or Conversion of Common Equity.”  We note that, with respect to Item 201(a)(2)(iii) of Regulation S-K, there is no current plan to publicly offer our common equity at this time.

Item 11. Description of Registrant’s Securities to be Registered

General Background

32.
We note the statement in the first paragraph that you have summarized "selected" provisions of your charter documents. Please be advised that you must provide a summary of the "material" terms of these documents. Please revise accordingly.

Response: Our discussion of the charter documents comprises a summary of all material provisions of those documents.  We have revised the first sentence of the General Background of Item 11 accordingly.

Item 15. Financial Statements and Exhibits

33.
Please tell us what consideration you have given to filing your long-term purchase contracts as exhibits to the registration statement. In doing so, please address whether you consider these agreement to be material contracts.

Response: None of our agreements with our suppliers were included as exhibits to the Registration Statement as they were all made in the ordinary course of business, and there are no supply agreements upon which our business is substantially dependent or which comprise the major part of our feedstock requirements, as described in Regulation S-K Item 601(b)(10)(ii)(D).

Consolidated Financial Statements

34.
We note your June 2006 acquisition of Huntsman's Port Neches facility, which required an additional contingent payment of $70 million during 2008. Considering the material impact this acquisition had on your operations and business as a whole, please revise to provide a footnote discussing the acquisition, including what was acquired, the consideration given and the terms of any contingent payments. To the extent you may have to make any additional contingent payments to Huntsman, please disclose this in the footnote and in your liquidity section, specifically addressing how you intend to fund any additional contingent payments.

Response: We have revised Note 1 of the Consolidated Financial Statements in response to the comment.

Note 3. Significant Accounting Policies

Revenue Recognition

35.
Your policy states that any amounts invoiced prior to transfer of title and risk of loss are deferred on the balance sheet. In this regard your deferred balance increased to $8.6 million from $225,000 during 2008. Please explain the circumstances surrounding a transaction that is billed but has not been delivered, including the timing of when you invoice, the usual timeframe between invoicing and shipping and whether or not these products are still included in inventory.  Additionally tell us and disclose why the balance significantly increased during 2008 and the impact these types of transactions have on operations and liquidity, if any.

Response: The policy has been revised in response to the comment.  Under contractual arrangements with certain customers, we invoice the customer and the customer recognizes the liability associated with the invoice prior to when title and risk of loss transfers to the customer.  When these invoices are recorded, we record the customer receivable with an offsetting credit to deferred revenue.  The deferred revenue is recognized as revenue as title and risk of loss transfers to the customer.  We typically invoice our customers at the end of each calendar month.  The timeframe between invoicing and shipping for these deferred revenue customers depends on when the customer has nominated delivery as title and risk of loss typically transfers upon delivery.  Products to be delivered under these deferred revenue arrangements remain in inventory until title and risk of loss transfers to the customer. The balance of deferred revenue can fluctuate significantly from period to period depending on the volume and pricing of butadiene and the timing of the customer’s needs.  Both the quantity and unit price of butadiene reflected in the deferred at June 30, 2008 was significantly higher than the average balance over the past several months and at December 31, 2008 the amount of deferred revenue related to butadiene was $0.1 million as both the volume owed and pricing were significantly lower that the June 30, 2008 levels.  We only grant these types of deferred revenue terms to our most credit-worthy customers, which minimizes credit risk and any impact on liquidity.

Note 11. Commitments and Contingencies

36.
With regard to legal matters, MTBE developments, and environmental matters, please revise to clarify whether you believe there is a reasonable possibility that a loss exceeding amounts already recognized may be material, or whether the possibility is remote. Refer to SFAS 5 and Question 2 of SAB Topic 5:Y for guidance.

Response: We have not historically recognized any amounts related to our MTBE legal exposure, and have revised Note 11 to reflect the belief that the possibility of a material loss in these matters is remote.  As to environmental matters, we believe we have already addressed the remoteness of material losses in the paragraph.

Note 12. Employee Benefits

37.
As of June 30, 2008 you have $6.5 million of total unrecognized compensation cost recognized for restricted stock and stock options. Please clarify where you have recorded this unrecognized compensation cost in your financial statements.

Response: These costs are not currently recorded in our financial statements.  They will be recorded as the securities vest.   Accordingly, we have made no changes in Amendment No. 1 in response to this comment.

38.	Please tell us and disclose whether or not you adopted SFAS 158. Please revise to include the disclosures required by paragraphs 7, 20 and 21 of SFAS 158.

Response: Regarding paragraph 7, the pension plan was established effective January 1, 2007 and applies only to represented employees at our Port Neches facility.  Due to its establishment after our adoption of SFAS 158, the impact on other comprehensive income is not material.  Regarding paragraphs 20 and 21, the required disclosures applicable in the year of adoption are included in the fiscal 2007 financial statements.

Huntsman Butadiene/MTBE Business Financial Statements

39.
You have provided financial statements of Huntsman Butadiene/MTBE Business for the years ended December 31, 2005, 2004 and 2003. Tell us what consideration was given to providing interim financial statements for the period ending March 31, 2006, as required in Rule 3-05 of Regulation S-X.

Response: We acknowledge the Staff’s comment and have given consideration to the requirement of Rule 3-05 of Regulation S-X for interim financial statements for the Huntsman Butadiene/MTBE Business (the “Acquired Business”).  We respectfully submit that interim financial statements for the Acquired Business for the period ended March 31, 2006 and the corresponding period in 2005 could not be provided without unreasonable effort and expense, and that omission of such financial information would not materially impair an investor’s ability to understand the historical financial statements of the Company.

The Acquired Business was acquired on June 27, 2006 and has been reflected in the Company’s audited financial statements for two full fiscal years.  Additionally, we intend to amend the Registration Statement prior to effectiveness to update the Company’s unaudited financial statements to reflect the fiscal quarter ended December 31, 2008; after this update the Acquired Business will be included in two and a half years of consolidated financial statements of the Company.  The Registration Statement also includes audited financial statements of the Acquired Business for the three years ended December 31, 2005, as required by Rule 3-05.

A review of the interim financial statements for the Acquired Business for the fiscal quarters ended March 31, 2005 and 2006 has not been completed by independent auditors.  We understand that, since our completion of the acquisition, a significant portion of the Huntsman employees who were responsible for the Acquired Business and its financial reporting function have left Huntsman, or at least have been reassigned.  Even if these employees were still employed by Huntsman, there can be no assurance that Huntsman would cooperate to make them available to the Company or an independent auditor to complete a financial statement review.  Given the staleness of the financial data and records and the lack of availability of relevant Huntsman personnel, we believe that completing the preparation of the interim financial statements would be unreasonably difficult and prohibitively expensive.

While we acknowledge that Rule 3-05, as a technical matter, requires the inclusion of unaudited interim financial statements of the Acquired Business for the quarter ended March 31, 2006 and the comparable 2005 period, we note that Rule 10-01 of Regulation S-X grants the Commission the authority to permit the omission of interim financial information where consistent with the protection of investors.  We do not believe that omission of the interim financial statements would be inconsistent with the protection of investors, for the following reasons:

•
The interim financial statements would reflect a period beginning over three years ago.  We believe that financial information this old, for an unaudited interim period prior to the Company’s acquisition of the business, is of limited use to investors.  The 30 full months of consolidated financial statements of the Company that will be included in the Registration Statement as of its effectiveness will reflect the operations of the Acquired Business under the Company’s management.  This financial data is more current and paints a far clearer picture of the effect of the Acquired Business on the Company’s financial performance.  We also note that if investors are interested in the historical financial results of the Acquired Business when it was operated by Huntsman, the three years of audited historical financial statements of the business included in Registration Statement provide an adequate basis for their evaluation.

•
The Company currently has a small group of stockholders relative to most other companies that have registered a class of securities under the Exchange Act.  The Company’s large stockholders are sophisticated investors who are very knowledgeable about our business, but none has ever requested that the Company provide them with the interim financial statements for the Acquired Business.  Our existing stockholders’ lack of apparent interest in this information further evidences its lack of usefulness to investors.

For all of the reasons described above, we believe that omission of the interim financial statements referred to in the Staff’s comment is permissible and appropriate.

Texas Petrochemicals Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.